PITTSBURGH HONEY

aka "Abeille Beaute LLC"

ANNUAL REPORT

2018

This Annual Report (this "Disclosure") is furnished with respect to the certain securities ("Securities") offered and sold by Abeille Beaute LLC a Pennsylvania Limited Liability Company (the "Issuer") through the crowdfunding portal available at www.honeycombcredit.com and each subdomain thereof (the "Portal") and operated by Honeycomb Portal LLC, a Delaware limited liability company, in reliance on the exemption from registration pursuant to Section 4(a)(6) (the "4(a)(6) Exemption") of the U.S. Securities Act of 1933 (the "Securities Act") and the regulations promulgated with respect thereto ("Regulation Crowdfunding").

The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent.

No person other than the Issuer has been authorized to provide prospective investors with any information concerning the Issuer or the Offering or to make any representation not contained in this Disclosure.

The Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature, including this Disclosure. These Securities are offered under the 4(a)(6) Exemption; however, the SEC has not made an independent determination that the Securities are exempt from registration. Investors should not construe the contents of this Disclosure as legal, business, tax, accounting, regulatory, investment or other advice, and should consult their own advisors concerning the Securities.

Certain information contained in this Disclosure constitute "forward-looking statements" that can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe" or the negatives or variations thereof. Furthermore, any forecasts or other estimates in this Disclosure, including estimates of returns or performance, are "forward-looking statements" and are based upon certain assumptions that may change. Due to various risks and uncertainties, actual events or results or the actual performance of the Securities may differ materially from those contemplated in such forward-looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of the Issuer or the Portal. Neither the delivery of this Disclosure at any time nor any sale hereunder shall under any circumstances create an implication that the information contained herein is correct as of any time after the earlier of the relevant date specified herein or the date of this Disclosure.

OFFERING SUMMARY

Issuer Name	ABEILLE BEAUTE LLC (doing business as "Pittsburgh Honey")
Offering Amount	$10,000
Security Type	Unsecured Loan
Interest Rate	12.00%
Maturity	36 months
Payments	Monthly, disbursed to investors quarterly
Personal Guaranty	Alyssa Fine

COMPANY OVERVIEW

The story of Pittsburgh Honey started humbly on the Fine Family farmette in southwestern Pennsylvania over four decades ago...

Al Fine's interest in beekeeping began when he was just a young boy. One summer, a swarm of honey bees landed on a tree branch in the family's backyard. A local beekeeper came out to hive the swarm, and there it stayed for some weeks. Al was fascinated watching the bees come and go. As a teen, he took up beekeeping as a hobby, producing enough honey for his friends and family. However, the hobby took a turn for the worst when tracheal mites infiltrated his hives, destroying them.

Many years passed, and, in 1985, Al decided to turn his passion for beekeeping into his full-time occupation. He started back up with only a half dozen hives, slowly growing his numbers each year. These days, the family manages upwards of 200 colonies each summer and provides thousands of pounds of pure and local honey to customers all throughout the region.

Alyssa Fine began to experiment in her kitchen with small quantities of beeswax and honey, both supplied by her family's local beekeeping business. While that first batch of lip balm wasn't quite up to par, it inspired her to continue creating homemade cosmetics with natural ingredients.

A few years later, a recent college graduate fascinated by the beekeeping world, Alyssa received the honor of serving as 2011 Pennsylvania Honey Queen, sponsored by the Pennsylvania State Beekeepers Association. During her reign, she traveled extensively throughout Pennsylvania educating the public about the importance of honey bees. In addition to her presentations, she sometimes drew on her background to give beeswax cosmetics demonstrations, much to the thrill of her audiences.

After returning home, Alyssa began to wonder if she could somehow marry her interests in natural cosmetics and beekeeping with her public speaking skills and business management degree. She wanted to provide top-quality natural cosmetics to people all across the country.

Alyssa uses the premium beeswax culled during the honey extraction (along with the honey itself!) to handcraft a line of natural cosmetics. You'll find everything from lotions and lip balms to salves and scrubs, with plenty of variety in between. A division of the apiary, Alyssa's Abeille Beauté brand— from the French for "honey bee beauty," is handcrafted right here in Pittsburgh, using only the premium beeswax and honey sourced locally from the family's apiary.

First sold under the eponymous family label at various farmers markets and from the apiary, itself, it slowly became clear that other so-called beekeepers and honey producers defined "pure and local" broadly, often selling mislabeled, adulterated products to keep up with market demands. Worse yet, these suppliers turned to the bulk honey market to keep their bottling tanks flowing, filling jars with product that originated in Asia and beyond—far, far from the Monongahela Valley and completely unworthy of the "local" moniker. In 2014, in an effort to set their hand-extracted 100% pure and local varietals apart from the posers, Alyssa created the "Pittsburgh Honey" brand which exclusively sells pure, local honey. The brand is now synonymous with purity, and, through its honeycomb bridge logo, easily recognized as a truly local product.

Pittsburgh Honey is still available direct from the family's apiary, as well as Alyssa's own retail outlet in nearby Squirrel Hill, Pennsylvania—the first and only store of its kind in the region.

COMPANY ELIGIBILITY

Name of issuer: Abeille Beaute LLC
Doing Business As: Pittsburgh Honey
State of Organization: Pennsylvania
Date Company Was Formed: 11/2/2015
Type of Company: Limited Liability Company
Physical Address: 2327 Murray Avenue, Pittsburgh, PA
Web Address: www.pittsburghhoney.com
# of Employees: 1

OWNERS OF THE COMPANY

NAME	CLASS	% OWNERSHIP
Alyssa Fine	LLC Ownership	100.0%

The above is the only ownership outstanding for the company. The ownership interests of a Pennsylvania Limited Liability Company give the owner the right to share in the profits of the company.

Note: All the securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities are included. Rights to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting the securities (or share in such direction or control – as, for example, a co-trustee) they are considered as being "beneficially owned." Outstanding voting equity securities are calculated by assuming all outstanding options are exercised and all outstanding convertible securities converted.

Key Persons of Issuer

Below is a list of the key officers of the Issuer along with their principal occupation, office, date of joining, and responsibilities for the past three years.

Alyssa Fine
Employer: Pittsburgh Honey
Title: Owner/Operator
Dates of service: November 2015

Alyssa is the owner/operator of Pittsburgh Honey's retail and operations since November 2015.

There are no other officers (or persons occupying a similar status or performing a similar function) of the Issuer.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

You Might Lose Your Money
When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of the Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Competition
The market in which we operate is highly competitive. The Company competes with many other businesses, both large and small, on the basis of quality and price of products, location and customer experience. Changes in customer preference away from the Company's core business or the inability to compete successfully against the with other competitors could negatively affect the Company's financial performance.

The Guarantors Might Not Have Money
The Notes are being personally guaranteed by Alyssa Fine. That means that if the company fails to make the payments required by the Notes, investors can look to the guarantors for payment. However, the guarantors themselves might not have the money to repay investors, either.

Regulations
The ownership and operation of food operations are subject to a number of laws and regulations.
Complying with these laws and regulations could prove costly.

Licensing Risk The Company may face changes in the state and federal laws in connection to any
licensing required for the sale of its products. Such changes would require the dedication of Company
resources to address or amend its current operations which may adversely affect its business strategy or
profitability.

Environmental Risk
The Company is subject to the risk of environmental liability and limitations on operations due to
environmental laws and regulations. The Company is subject to extensive federal, state, and local
environmental, health and safety regulations. The risks of substantial costs and liabilities related to
compliance with these laws and regulations is an inherent part of the Company's business. Future
conditions may develop or be discovered that create substantial environmental compliance or
remediation liabilities and costs.

Farm Production Risk
The Company's financial and business success is derived from uncertain natural growth processes of
honeybees. Weather, disease, pests, and other factors affect both the quantity and quality of the
commodities produced.

Interest Rate Might Not Adequately Compensate For Risk
Theoretically, the interest rate paid by a company should compensate the creditor for the level of risk
the creditor is assuming. There is no certainty that the interest rate on your Note will compensate you
adequately for the level of risk.

No Right to Participate in Management
As the owner of a Note, you will not have the right to control the Company in any way or to participate
in its management. You should invest (buy a Note) only if you are willing to rely completely on the
Company's management team.

Reliance On Management Team
Like almost all small businesses, the Company relies exclusively on the abilities of its management team.
Should any of them die, leave the Company, or become ill for a long period of time, the Company would
be damaged and might not repay your Note.

Supplier Risk
The Company relies on third-party suppliers for the materials used in the manufacture of its products. If
any of these suppliers changes the pricing, distribution, terms of service, or relationship with the
Company, this could materially affect its business and/or profitability. Factors outside of the Company's
control, including general market conditions, may affect its relationship with these suppliers. In addition,
its ability to meet the obligations of its customers may be adversely affected if its suppliers fail to
comply with agreed-upon services or quality standards in a cost-effective or timely manner.

Risk of Economic Downturn
The products the Company sells are luxuries, not necessities. In the event of a recession or other economic downturn, customers might curtail their purchase of our products.

Environmental Risk
The Company is subject to the risk of environmental liability and limitations on operations due to environmental laws and regulations. The Company is subject to extensive federal, state, and local environmental, health and safety regulations. The risks of substantial costs and liabilities related to compliance with these laws and regulations is an inherent part of the Company's business. Future conditions may develop or be discovered that create substantial environmental compliance or remediation liabilities and costs.

Consumer Products Liability Risk
The Company produces food products. If these products make customers ill due to spoilage or in some other way result in food-borne illness, the Company could be subject to legal liability if these customers sue the Company and the resulting liability is not covered by insurance.

Price Risk
The Company competes in an industry with a commodity product where the Company may not have control of the prices it will receive for its product or the prices it must pay for inputs. Price uncertainty may negatively impact the Company's business and financial situation.

Use of Funds Risk
At the discretion of the Company's executive management team, funds raised in this offering may be used differently than specifically outlined in this document's Use of Funds section.

Personnel Risk
The Company uses human personnel to produce its product. Accidents, illnesses, death, divorce, or lack of productivity could negatively impact the ability of personnel and, therefore, the business.

Lack Of Accounting Controls
Larger companies typically have in place strict accounting controls. Smaller companies like the Company lack these controls, exposing themselves to additional risk.

Reputation Risk
The success of the Company depends on the reputation of its brand. Adverse publicity concerning the Company's products or the Company itself could negatively impact the future of its business.

The Company Might Need More Capital
The Company might need to raise more capital in the future to expand its operations, buy property and equipment, hire drivers and other personnel, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Future Investors Might Have Superior Rights
If the Company needs more capital in the future, it might borrow money and/or sell stock, and the new investors might have rights superior to those of an investor owning a Note. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Inability To Sell Your Note
The law prohibits you from selling your Note (except in certain very limited circumstances) for one year after you acquire it. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your Note for its full term.

The Owners Could Be Bad People Or Do Bad Things The owners of the Company could be dishonest and take your money. Even people who are very honest sometimes do dishonest things in desperate situations – for example, when their company is on the line, or they're going through a divorce or other stressful life event. It is possible that the management of the Company, or an employee, would steal from or otherwise cheat the Company, and you.

Limitation of Individual Rights in Event of Default
 In the event of a default under the Notes, an individual investor will not have the right to enforce his, her or its rights – for example, by bringing a lawsuit. Instead, the investors will appoint a representative using a procedure set forth in the Note Indenture. It's possible that the investors as a group will appoint a representative you don't like, or that the representative will do things you believe are wrong or misguided. Once a default has occurred and a representative has been appointed, all the expenses of the representative must be paid before any further payments are made with respect to the Notes.

Lack of Key Man Insurance
Although dependent on key personnel, the Company does not have any key man life insurance policies on any such people. In the event that such personnel die or become disabled, the Company will not receive compensation to assist for their absence and the loss of such person could negatively affect the Company.

Uninsured Losses
Although the Company will carry some insurance, we might not buy enough insurance to guard against all the risks of our business. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, we could incur an uninsured loss that could damage our business.

Conflict Of Interest
In many ways your interests and the interests of the Company's management team will coincide: you all want the Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these:
• You might want to keep the compensation of managers low, while managers want to make as much as they can.
• You might want the Company to act conservatively to conserve its cash, while the management team might want to grow more quickly.

• You might want the Company to look out for your interests, while the management time might subordinate your interests to the interests of employees, other investors, or others.
• The lawyers who prepared the legal documents represent the interests of the Company, not the interests of investors.

No Registration Under Securities Laws
The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Notes are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information
Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, as described above, it is possible that you would make a different decision if you had more information.

Lack Of Ongoing Information
The Company will be required to provide some information to investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and the Company will be allowed to stop providing annual information in certain circumstances.

The Company is Not Subject to the Corporate Governance Requirements Of National Securities Exchanges Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the company or management), which is responsible for monitoring the company's compliance with the law. The Company will not be required to implement these and other investor protections.

Cost of Enforcement
If the Company defaulted, investors would have to engage lawyers and possibly other third parties to enforce their rights. The cost of enforcement could be prohibitive.

ADDITIONAL MATTERS RELATED TO THE SECURITY

1. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The Company does not have the right to change the terms of the promissory notes or the Note Purchase Agreement. However, it does have the right to create additional classes of securities, both equity securities and debt securities. Some of these additional classes of securities could have rights that are superior to those of the promissory notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

1. *Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?*

The owners of the promissory notes will not have the right to share in the profits of the company or participate in the management of the company.

2. *How could the exercise of rights held by the principal shareholders affect the purchasers of the securities being offered?*

The principal shareholders could make decisions that are bad for the company and thereby adversely affect the economic interests of investors holding promissory notes. They could also issue other classes of securities with rights superior to those of investors holding promissory notes.

3. *How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.*

The value of the Notes is determined by the face amount of the note payable to be issued. The terms of the Notes were determined by the Owner based on the Owner's opinion about the value of the project.

The Owner does not expect there to be any reason to place a value on the Notes in the future. In the event that future valuation is required, any value given the notes by the company will be determined in accordance with U.S. generally accepted accounting principles.

4. *What are the risks to purchasers of the securities relating to minority ownership in the issuer?*

    n/a

5. *What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?*

The company could issue securities with rights superior to those of the promissory notes.

If the company is sold, the owners of the promissory notes have the right to receive all of the principal and accrued interest.

Transactions with related parties – for example, the payment of excessive compensation – could reduce the amount of money available to make payments with respect to the promissory notes.

6. *What other exempt offerings has the issuer conducted within the past three years?*

None.

7. *The issuer or any entities controlled by or under the common control with the issuer was not a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:*
   1. *any director or officer of the issuer;*
   2. *any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;*
   3. *if the issuer was incorporated or organized within the past three years, any promoter of the issuer;*
   4. *or (4) any immediate family member of any of the foregoing persons.*

This statement is true

STAKEHOLDER ELIGIBILITY

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer, or managing member of any such solicitor, prior to May 16, 2016:

1) None of any such person has been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

   i) in connection with the purchase or sale of any security;

   ii) involving the making of any false filing with the SEC;

   iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

2) None of any such person has been subject to any order, judgement or decree of any court of competent jurisdiction, entered within five years before the filing of information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

   i)   in connection with the purchase or sale of any security;

   ii) involving the making of any false filing with the Commission;

iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
    i) at the time of the filing of this offering statement bars the person from:
        a) association with an entity regulated by such commission, authority, agency or officer;
        b) engaging in the business of securities, insurance or banking;
        c) engaging in savings association or credit union activities; or

    ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct for which the order was entered within the 10-year period ending on the date of the filing of this offering statement.

4) None of any such person has been subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

    ii) places limitation on the activities, functions or operations of such person;

    iii) bars such person from being associated with any entity with any entity or from participating in the offering of any penny stock.

5) None of any such person has been subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
    i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder;
    ii) Section 5 of the Securities Act;

6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

7) None of any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed

with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at: www.pittsburghhoney.com or https://app.honeycombcredit.com/en/projects/7497-Pittsburgh-Honey

The Issuer must continue to comply with the ongoing reporting requirements until:

1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report to this section and has fewer than 300 holders of record;
3) the issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the issuer liquidates or dissolves its business in accordance with state law.

FINANCIAL CONDITION OF THE ISSUER

For the year 2017, the Company generated income of $7,423. For the year 2018, the Company generated income of $16,888.

There were no ownership changes in the Company in 2018. Besides the Note through Honeycomb, the Company has not taken on any debt.

Balance Sheet

ASSETS	2017	2018
Current Assets		
Cash & Equivalents	700	1,483
Accounts Receivable	-	1,924
Inventory	14,195	22,746
Other Current Assets	-	-
Total Current Assets	**14,895**	**26,153**
Long-Term Assets		
Furniture & Equipment	14,295	24,182
Leasehold Improvements	2,060	350
Less: Depreciation	(85)	-
Other	6,500	(10,546)
Total Long-Term Assets	**22,770**	**13,986**
TOTAL ASSETS	**37,665**	**40,139**
LIABILITIES & EQUITY		
Current Liabilities		
Short-term Debt	-	-
Accounts Payable	-	345
Total Current Liabilities	**-**	**345**
Honeycomb Loan	-	8,816
Other Long-Term Liabilities	-	-
Total Long-Term Liabilities	**-**	**8,816**
TOTAL LIABILITIES	**-**	**9,161**
Owner's Equity		
Owner's Equity	30,242	24,774
Net Income	7,423	16,888
TOTAL OWNER'S EQUITY	**37,665**	**41,662**
TOTAL LIABILITIES & EQUITY	**37,665**	**50,823**

Income Statement

INCOME	2017	2018
Gross Sales	36,224	54,057
Cost of Goods Sold	16,307	10,853
GROSS PROFIT	**19,917**	**43,204**
OPERATING EXPENSES		
General, Admin & O/H	5,392	4,000
Utilities	223	2,648
Equipment	5,426	3,708
Insurance	566	970
Rent	-	13,306
Taxes & Licences	405	132
Interest & Banking	-	939
Marketing	482	613
TOTAL OPERATING EXPENSES	12,494	26,316
NET OPERATING INCOME	7,423	16,888
NET INCOME FROM OPERATIONS	**7,423**	**16,888**

Statement of Cash Flows

	2017	2018
NET INCOME (LOSS)	7,423	16,888
CASH FLOW FROM OPERATING ACTIVITIES		
Adjustments:		
Net Cash from Operations	(7,830)	(15,405)
NET CASH FROM OPERATING ACTIVITIES	(407)	1,483
CASH FLOW FROM INVESTING ACTIVITIES		
Adjustments:		
Net Cash from Investing	-	(10,000)
NET CASH FROM FINANCING ACTIVITIES	-	(10,000)
CASH FLOW FROM FINANCING ACTIVITIES		
Adjustments:		
Net Cash from Financing	-	10,000
NET CASH FROM FINANCING ACTIVITIES	-	10,000
NET INCREASE (DECREASE) IN CASH	(407)	1,483
Cash at the beginning of period	350	700
Cash at end of period	700	1,483

OFFICER CERTIFICATE

Abeille Beauté LLC

(doing business as “Pittsburgh Honey”)

I, Alyssa Fine, certify that the financial statements of Abeille Beauté LLC included in this Form C-AR are true and complete in all material respects. I certify that all statements of fact about Abeille Beauté LLC included in this Form C-AR are accurate and complete to the best of my knowledge.

Alyssa M Fine

Alyssa Fine